As filed with the Securities and Exchange Commission on December 21, 2018	Registration No. 333-165952

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6/A

POST-EFFECTIVE AMENDMENT NO. 1 TO
REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

ANSALDO STS SPA

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name in English)

Italy

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(212) 723-5435

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

CITIBANK, N.A. – DEPOSITARY RECEIPTS DEPARTMENT

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Name, address, including zip code, and telephone number, including area code of agent for service)

____________________

Copies to:

Herman H. Raspé, Esq.
Patterson Belknap Webb & Tyler LLP

1133 Avenue of the Americas

New York, New York 10036

____________________

It is proposed that this filing become effective under Rule 466:	☒	immediately upon filing.

	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

______________________________

DE-REGISTERING AMERICAN DEPOSITARY SHARES
EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

______________________________

The 49,997,390 American Depositary Shares, which were registered under Registration Statement No. (333-165952) and have not been issued prior to the date hereof, are hereby being de-registered effective immediately.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 21st day of December, 2018.

Legal entity created by the agreement set forth in the American Depositary Receipts evidencing American Depositary Shares representing shares of common stock of Ansaldo Sts SpA.

CITIBANK, N.A., as Depositary

By:	/s/ Thomas R. Wood
Name: Thomas R. Wood
Title: Attorney-in-Fact

Index of Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Previously Filed

(d)	Previously Filed

(e)	Rule 466 Certification